Vasogen's Employee Code of Conduct


Vasogen Inc. and its subsidiaries Vasogen Ireland Limited and Vasogen Corp. (collectively "Vasogen" or the "Company") are committed to promoting integrity and maintaining the highest standard of ethical conduct in all of its activities. We are committed to:

Honesty in communications with other employees, our customers, suppliers, and shareholders (collectively or individually referred to as "Stakeholders"), while at the same time protecting the Company's confidential information, trade secrets, and ability to negotiate.

Quality in our products and services, by striving to provide safe, reliable products and timely, efficient services that exceed the expectations of our customers and suppliers.

Innovation in every aspect of our business, from the design and development of our products, processes and services, to the way we do business.

Responsibility and Accountability for our words and actions, demonstrating a commitment to do what we say.

Caring for our people, local communities, and the environment.

Fairness to our Stakeholders and competitors through adherence to all applicable laws, regulations, and policies, and a high standard of conduct.

Respect  for  our   Stakeholders  by  working  together  in  a  true  spirit  of cooperation.


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                       Vasogen's Employee Code of Conduct

1.       VASOGEN'S ACCOUNTABILITY TO THE STAKEHOLDERS
         --------------------------------------------

                  Vasogen is responsive to the needs of the Stakeholders of the Company and strives to preserve their loyalty by adhering to high standards in its business processes.

2.       RIGHTS AND OBLIGATIONS
         ----------------------

         A.       Equal Opportunity

                  All  employees  and  potential   employees  receive  fair  and
                  equitable treatment.

                  Employment, training and development, promotion, and other career opportunities are available to qualified persons irrespective of race, national or ethnic origin, religion, age, gender, sexual orientation, marital or family status, disability, or conviction for which a pardon has been granted or the required penalty paid.

         B.       Harassment-Free Working Environment

                  All employees of Vasogen work in an environment free of sexual harassment and other forms of discrimination.

                  Employees of the Company safeguard the professionalism and dignity of the workplace by ensuring that harassment of any individual does not occur under any circumstances. Refer to the Vasogen "Harassment Policy" for further clarification.

         C.       Occupational Health and Safety

                  Every employee has a right to safe, healthy working conditions that comply with safety regulations and guidelines.

                  Employees contribute to the safety of their work environment by complying with all of Management's safety directives and objectives and by taking all reasonable and necessary precautions to ensure their own safety and health and that of other persons affected by their work. Refer to Vasogen's "Health and Safety Manual" for further clarification.

         D.       Environmental Protection

                  Employees are committed to meeting high standards of environmental protection by following proper procedures for the use and disposal of all potential pollutants. Refer to Vasogen's "Health and Safety Manual" for further clarification.

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                       Vasogen's Employee Code of Conduct

E.       Scientific Integrity

                  All Vasogen research and development activities must be conducted in accordance with all applicable laws and regulations as well as the accepted ethical standards of the scientific and medical community.


3.       LEGAL REQUIREMENTS
         ------------------

         A.       Legal Requirements

                  The Company and its employees are committed to complying with all requirements established by the laws applicable to the Company's business.

                  The development, manufacture, approval and marketing of our products are subject to complex governmental regulation. We must comply fully and strictly with the requirements of the US Food and Drug Administration and its counterparts in other countries.  All  employees who prepare  information,  records, communications with or submissions to governmental agencies must do so diligently, accurately, completely and with complete integrity.


                  The reputation and success of the Company is dependent upon its employees' awareness of and respect for the laws that govern the performance of their duties. Managers and the executives of the Company are available for consultation whenever an employee is in doubt about the interpretation of any legal requirement.


                  All employees are expected to comply with applicable law prohibiting insider trading and tipping and the provisions of the Vasogen Disclosure Policy in respect of trading restrictions and blackout periods.

         B.       Fraud and Theft

                  All  employees  and  managers  share  the   responsibility  to
                  safeguard Vasogen property and report any loss, damage, misuse, or misappropriation by employees or others.


4.       CONFLICT OF INTEREST
         --------------------

         A.       Personal Interests

                  Employees must disclose any possible conflict of interest and refrain from using: their own positions; Company premises, equipment, or supplies; or the corporate services of other Vasogen employees in furthering their personal interests to the detriment of the Company's interests.

                  Employees should never let business dealings on behalf of Vasogen be influenced, or appear to be influenced, by personal or family interests.

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                       Vasogen's Employee Code of Conduct

                  Examples of conflicts that must be disclosed include:

                        o Having a family interest in a transaction with the Company. A family interest includes interests of your spouse, parent, child, sibling, or domestic partner.
                        o Having more than a nominal individual or family interest in a competitor or supplier of the Company.
                        o Having a significant individual or family interest in an organization that does, or seeks to do, business with the Company.
                        o Acquiring an individual or family interest in property (such as real estate, patent rights, securities, or other properties) or a business in which you believe the Company has or might have an interest.


         B.       Confidential Information

                  Employees must safeguard the confidential information and material entrusted to and/or developed by employees in the course of Vasogen employment. For further clarification, employees should refer to their obligations as defined in their employment agreement.

                  (i) Vasogen's intellectual property is one of its most important business assets and all employees, pursuant to their employment agreement, are under an obligation to Vasogen to safeguard intellectual property as confidential information, which is proprietary to Vasogen. Any ideas, inventions, or documentation, which a Vasogen employee generates, is the intellectual property of Vasogen. These must be disclosed to Vasogen and must be kept strictly confidential; such information cannot be disclosed to a third party at any time including after termination of employment.

                           Intellectual property also includes major changes in business strategy, information crucial to important contracts, financial forecasts, and knowledge of products or services in development.

                  (ii) The Company protects the confidentiality of all employees' personal information in accordance with applicable law. Personal information of employees is gathered, stored, and accessed according to carefully controlled procedures, and is only released to third parties with the consent of the employee or as required by law.

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                       Vasogen's Employee Code of Conduct

         C.       Outside Work

                  Employees support the integrity of Vasogen by avoiding outside work, paid or unpaid that is likely to conflict with their duty to the Company.

                  Vasogen employees will not engage in activities that involve services performed in direct competition with Vasogen, exploit their connections with Vasogen, or affect their job performance. They will not perform services related to their professional or corporate speciality for any outside individual or company without prior approval, unless stipulated in their employment agreement.

                  Employees may, in some circumstances, obtain authorization from the Director, Human Resources by disclosing and discussing any likelihood of conflict of interest in advance of accepting any outside work.


5.       BUSINESS PROCESSES AND TRAVEL
         -----------------------------

         A.       Commitment to Vasogen Stakeholders

                  Vasogen   safeguards  its   relationship  of  trust  with  the
                  Stakeholders by meeting high standards of accountability in all its business processes.

                  Employees   are  committed  to  ensuring  that  the  resources
                  allocated for Vasogen's operations are used effectively, efficiently, and properly.

         B.       Suppliers and Subcontractors

                  Except under exceptional circumstances, Vasogen is committed to calling for fair and competitive quotations, as a way of ensuring that the Company obtains goods and services on competitive terms.

                  All personnel involved in the procurement of goods and services must safeguard the Company's resources and business relationships with external providers by respecting the applicable policies and guidelines and by subscribing to high standards of integrity in all their business relations.

                  In  all  of  its  business   dealings   with   suppliers   and
                  subcontractors, Vasogen will:

                        o     Compete with integrity.
                        o Deal with all suppliers honestly, fairly, and objectively.
                        o Present our services and products in an honest and forthright manner, and not engage in any unfair or deceptive practice
                        o Make clear to all suppliers that we expect them to compete fairly for our business and conduct themselves with integrity, and that we will select our suppliers strictly on merit.
                        o Develop and maintain working partnerships with our suppliers that are mutually rewarding.

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                       Vasogen's Employee Code of Conduct

                  Vasogen's relationship with its external providers is essential to delivering superior products and services. Vasogen will strive to enhance mutually beneficial initiatives that promote business success within these strategic alliances.

         C.       Financial Records

                  Vasogen will continue to observe applicable standards in the keeping of financial records and accounts. The Company depends on employees to ensure the accuracy and integrity of financial accounts and records related to their area of work. Vasogen's books must reflect all components of transactions, as well as its standard of insisting upon honest and forthright presentations of the facts. It is the responsibility of each employee to uphold these standards.


                  We will record all assets and liabilities in accordance with accepted accounting standards. No undisclosed or unrecorded fund or asset will be established or maintained for any purpose.

                  No false or artificial entry, or entry that obscures the purposes of the underlying transaction, will be made in the Company's books or records for any reason.

                  No employee will conceal any information from the Company's independent auditors. It is a breach of this code and the law for any employee to attempt to influence, such as through bribery or otherwise, the conduct of the external audit or the determination or judgment of the Company's auditors.

                  All members of the Finance Department have an obligation to report any questionable accounting practices, or deficiencies in the Company's internal controls over financial reporting, or any other conduct in respect of financial accounting which might violate this Code, to one of: the General Counsel, the Chief Financial Officer, the Chief Operating Officer, or the Chief Executive Officer.


         D.       Computer Security

                  All  employees  must ensure that  access  control  mechanisms,
                  including   passwords,   are   protected   and  the  Company's
                  information technology policies are followed.

         E.       Travel

                  All employees must keep the costs of business travel to a minimum by using the most cost-effective means of travel, giving consideration to business requirements and other relevant circumstances, and by utilizing our established procedures and guidelines when making travel arrangements and booking car rentals and accommodation.

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                       Vasogen's Employee Code of Conduct

6.       BUSINESS COURTESIES
         -------------------

         A.       Gifts and Benefits

                  In the interests of ensuring that the Company's business is conducted fairly and openly, gifts, benefits, money, or other consideration should not be offered or received by Vasogen employees if the gift, benefit, or money would influence or appear to influence a Vasogen decision. Such an occurrence should be reported to a manager.

                  Vasogen employees may only accept gifts or benefits of modest value distributed as advertising or goodwill gestures or modest hospitality offered as a general courtesy during the conduct of normal business. Acceptance of such offers must be free of obligation on the part of the Company and must not influence, nor appear to influence, subsequent business decisions. Employees who are in receipt of tangible gifts may choose to donate these gifts to the social committee for charitable fundraising events.

         B.       Entertainment, Receptions, and Gifts in Course of Business

                  Employees must ensure that costs associated with entertainment, receptions, and gifts in the course of business are authorized in advance as required per internal approval limits, and kept to a minimum.

                  Duty entertainment, receptions, and gifts must meet all the following conditions:

                        o     They are not in cash.
                        o They cannot reasonably be interpreted as a bribe or other improper payment and are of nominal value.
                        o They are made as a matter of general and accepted business practice.
                        o     They do not  contravene  any  law and are  made in
                              accordance with generally accepted ethical practices.
                        o If subsequently disclosed to the public, their provision would not in any way jeopardize the integrity of Vasogen or the recipients of the entertainment or gifts.

         C.       Staff Functions

                  Employees must ensure that expenses associated with staff functions are justified, and authorized in advance by the appropriate executive.

                  Vasogen  must  receive  an  identifiable  benefit  in terms of greater efficiencies or improved staff morale from the expenses associated with staff functions. All expense claims must be supported by receipts and documentation.

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                       Vasogen's Employee Code of Conduct

         D.       Business Lunches, Dinners, Receptions

                  Employees must safeguard the Company's  resources and must not
                  entertain   other  employees  at  Company   expense,   without
                  appropriate business justification.

                  Certain members of senior management may provide lunch or dinner or host receptions and recover the cost from the Company when such activities are an integral part of meetings, conferences, or the efficient conduct of Vasogen business.


7.       OUTSIDE CONSULTANTS AND AGENTS
         ------------------------------

                  Outside consultants or agents will be expected to comply with this Code of Conduct.

                  As per the Company's standard terms for services, each consultant or agent will be referred to this Code and informed that they will be expected to comply with its provisions with respect to their work for the Company.


8.       COMMUNITY ACTIVITIES AND POLITICAL CONTRIBUTIONS
         ------------------------------------------------

                  Vasogen believes in contributing to society and encourages employees to participate in community activities.

                  When appropriate, we will communicate information and opinions on issues of public concern that may affect Vasogen. Decisions by our employees whether or not to contribute time, money, or resources of their own to any political or community activity are entirely personal and voluntary. We will obey all laws in promoting the Company's position to government authorities and in making political contributions. The Company will not contribute to political candidates.


9.       INTERNET,  E-MAIL,  Courier,  and  Post  (Collectively   "Communication
         -----------------------------------------------------------------------
         Systems")
         --------

                  Vasogen's Communication Systems are to be used primarily for Company business.

                  Under no circumstances may the Company's Communication Systems be used:

                        o For sending discriminatory or harassing messages, chain letters, or material that is obscene or in bad taste or for receiving the same (other than unsolicited messages);
                        o     For commercial solicitations; or
                        o     In any way that would otherwise violate this Code.

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                       Vasogen's Employee Code of Conduct

                  Vasogen owns all e-mail messages that are sent from or received through Vasogen's systems. It may monitor messages and Internet usage and may be required to disclose them in the case of litigation or any appropriate government inquiry.

10.      REPORTING ILLEGAL OR UNETHICAL BEHAVIOR
         ---------------------------------------

                  The Company has established a Whistleblower Policy available to all employees that provides a mechanism through which employees may anonymously notify the Company of potential violations or concerns regarding certain conduct. The Policy also provides a mechanism for responding to and keeping records of any complaints from employees regarding such potential violations or concerns.

11.      DISCLOSURE
         ----------

                  Every employee shall disclose promptly to his or her immediate manager any personal situation or transaction that is or may be in conflict with the intent or spirit of this Code, and shall cooperate fully with any inquiry into such matter. The manager shall determine what action should be taken and recommend that action for approval by the next higher level of management. If disclosure of a matter to your manager seems inappropriate, promptly discuss the matter with the Chief Executive Officer or the Chief Operating Officer.

12.      APPLICATION AND RESPONSIBILITIES
         --------------------------------

                  This Code of Conduct is available to all Vasogen employees on the Vasogen website. Each employee of Vasogen or its subsidiaries is responsible for complying with this Code. Each employee will be asked to confirm knowledge of the Code electronically.

                  A code cannot address all specific situations. It is therefore each employee's responsibility to apply the principles set forth in this Code in a responsible fashion and with the exercise of good judgment and common sense. If something seems unethical or improper, it likely is. Always remember: If you are unsure of what to do in any situation, seek guidance before you act.

                  A failure by any employee to comply with the laws or regulations governing the Company's business, this Code, or any other Company policy or requirement may result in disciplinary action up to and including termination, and, if warranted, legal proceedings. All employees are expected to cooperate in internal investigations of misconduct.


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                       Vasogen's Employee Code of Conduct

                  The Company acknowledges that from time to time extenuating circumstances may arise where a policy cannot be fully adhered to in a particular instance. Not every instance in which a policy is overridden or an exception to policy is taken will constitute a breach of the Code of Conduct. However, to ensure that any decision to depart from Company policy is not inconsistent with this Code, any supervisor, who directs another employee to disregard Company policy, or to depart from a Company procedure or internal control, will report the matter to one of: the Chief Financial Officer or the Head, Human Resources, together with a brief explanation as to why the supervisor took the view that the departure from policy was considered warranted in the circumstances. Anyone of us who is directed by a supervisor to depart from a Company policy and believes that the direction might constitute a violation of this Code should report the matter to the Chief Financial Officer or the Head, Human Resources as a possible violation of this Code, unless the matter has already been reported as required above by the manager. Notwithstanding the foregoing, any waivers from this Code that are granted for the benefit of any Company directors or executive officers shall be granted by the Compensation, Nominating and Corporate Governance Committee only.

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